PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

23 May 2003

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

1. Press Releases –
   - ***Recoletos Interim Results***
   - ***Nokia International Youth Foundation...***
   - ***Financial Times appoints......***

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours


03022495

C. Abraham

p.p. Julia Casson
Company Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 6/18

RECOLETOS

Investor Relations

03 MAY 30 AM 7:21

INTERIM RESULTS
FIRST QUARTER 2003
(January - March 2003)
RECOLETOS GRUPO DE COMUNICACIÓN S.A.

The consolidated financial results for the first quarter of 2003 demonstrate profit improvement and enhanced financial position.

With regard to the results for the three months of the year, we highlight the following:

1. **Increased revenues: Consolidated revenues** increased by 7.5% reaching 55.78 million euros despite the economic slowdown, sluggish financial markets and advertising downturn, due to the strong leadership of the group´s media.

   Advertising revenues increased by 10.9% **and circulation revenues** by 4.1% (+8.1% and +3.2% excluding Argentina, Chile and Portugal respectively). The absence of the Easter holidays in the first quarter of 2003 has improved this revenues performance.

   Leadership of Marca: Marca maintains its leadership with remarkable growth in circulation, advertising revenues and gross profit.

2. **Cost control: Direct Costs** and **Central Costs** increased slightly (+1.4% and +3.5% respectively). After a successful cost reduction programme implemented in 2001 and 2002, tight cost control in 2003 will contribute to protect margins in a very weak business environment. Trading conditions remain difficult with a weak and erratic advertising market, which has deteriorated further during the second quarter of 2003.

3. **Increased profitability:**

   - **EBIT** increased by 62.7% up to € 7.99 million, and
   - **EBITDA** increased by 37.2% up to € 10,68 million

4. The **Extraordinary Result**[1] includes capital gains of € 46.89 million from the sale of our 30% stake in Unidad Editorial S.A. (Unedisa).

5. **Net Profit** amounts to € 48.32 million (vs. € 31.28 million in 1Q02).

6. **Strong balance sheet:** The net cash position reaches 323.64 million euros.

[1] In 2002 the Extraordinary Result included a non-cash goodwill amortisation charge of €15.00 million relating to Argentinean ventures

I. CONSOLIDATED PROFIT AND LOSS ACCOUNT

Table 1: Consolidated Profit and Loss Account

Million €	1Q2003	1Q2002	Var. %
Revenues	**55.78**	**51.90**	**7.5**
Direct Costs	41.79	41.19	1.4
Gross Profit	**13.99**	**10.71**	**30.6**
Central Costs	6.00	5.80	3.5
EBIT	**7.99**	**4.91**	**62.7**
Interest Income (Expense)	0.92	52.29	–
Goodwill Amortisation	(0.36)	(2.91)	–
Associated Undertakings	0.46	(1.02)	–
Profit on Ordinary Activities	**9.01**	**53.27**	**(83.1)**
Extraordinary Results	46.76	(14.93)	–
Profit before Taxes	**55.76**	**38.33**	**45.5**
Income Taxes	(7.45)	(7.06)	5.5
Consolidated Net Income	**48.32**	**31.28**	**54.5**
Depreciation	**2.69**	**2.87**	**(6.4)**
EBITDA	**10.68**	**7.78**	**37.2**

Below we present the consolidated P&L excluding our operations in Argentina, Chile and Portugal:

*Table 2: Underlying Consolidated Profit and Loss Account**

Million €	1Q2003	1Q2002	Var. %
Revenues			
Advertising	21.84	20.20	8.1
Circulation	26.18	25.36	3.2
Others	4.86	4.50	8.1
Total Revenues	**52.88**	**50.06**	**5.6**
Direct Costs	37.62	38.00	(1.0)
Gross Profit	**15.26**	**12.06**	**26.5**
Central Costs	6.00	5.80	3.4
EBIT	**9.26**	**6.26**	**47.9**
Depreciation	2.66	2.81	(5.2)
EBITDA	**11.92**	**9.07**	**31.4**

Excludes activities in Argentina, Chile and Portugal

II. MARGINS

The margins are as follows:

Table 3: Margins

Million €	1Q2003	1Q2002
Consolidated:		
Gross Profit / Revenues	25.1 %	20.6 %
EBITDA / Revenues	19.2 %	15.0 %
EBIT / Revenues	14.3 %	9.5 %
***Consolidated without Argentina, Chile and Portugal*:**		
Gross Profit / Revenues	28.9%	24.1%
EBITDA / Revenues	22.5%	18.1%
EBIT / Revenues	17.5%	12.5%

III. OPERATING REVENUES

Total Operating Revenues amount to € 55.78 million, increasing by 7.5%.

a) The following table shows the consolidated operating revenues of Recoletos based on the source of income:

Table 4: Operating Revenues

Million €	1Q2003	1Q2002	Var. %
Advertising	23.70	21.36	10.9
Circulation	26.99	25.92	4.1
Other revenues	5.08	4.62	10.1
Total Revenues	**55.78**	**51.90**	**7.5**

Advertising revenues increased by 10.9% (up 8.1% excluding Argentina, Chile and Portugal) benefiting from the strong performance of Sports. Advertising revenues in Sports increased by 15.6% thanks to Marca´s leadership.

Growth in advertising revenues is also shown in Business and Finance on a consolidated level (+6.7%), Women´s Interest (+14,9%), and Youth (+27.0%).The advertising downturn continued to have the most severe impact on underlying Business and Finance (-2.9% without Argentina, Chile and Portugal).

Circulation revenues increased by 4.1% at consolidated level. Excluding the Argentinean, Chilean and Portuguese publications, circulation revenues increased by 3.2%. Marca´s increase in circulation by 7.4% has contributed to this performance. Expansión circulation decreased by -2.7%.

b) Regarding the development of revenues by content areas[2], Sports (+8.7%), Business and Finance (+6.9%), Women´s interest (+12.3%) and Youth (+27.0%) show remarkable growth rates. Sports remains, with 58.1% the largest contributor to group revenues.

[2] P&L accounts with regard to the several content areas are shown from Chapter VIII of this note.

Table 5: Revenues by content areas

Million €	1Q2003	*% of total*	1Q2002	Var. %
Sports	32.40	*58.1*	29.82	8.7
Business & Finance	14.49	*26.0*	13.56	6.9
Women's Interest	3.55	*6.4*	3.16	12.3
Medical	2.08	*3.7*	2.17	(4.3)
Youth	0.92	*1.6*	0.72	27.0
Others	2.34	*4.2*	2.47	(5.2)
Total Revenues	**55.78**	***100.0***	**51.90**	**7.5**

In Sports, advertising revenues (+15.6%) and circulation revenues (+3.4%) increased. Copy sales of *Marca* rose by 7.4% to an average daily circulation of 379,656. Marca´s market share in the first two months of 2003 reached 47.9% (Source: AEDE).

Revenues from Business and Finance increased by 6.9% due to higher advertising (+6.7%) and circulation revenues (+6.6%). Excluding Argentina, Chile and Portugal, advertising revenues in Business and Finance decreased by 2.9% and circulation revenues increased by 0.5%. *Expansión* had an average daily circulation of 47.426 (-2.7%).

Women's Interest shows advertising and circulation revenues with remarkable growth (+14.9% and 8.8% respectively), due to the excellent circulation performance of *Telva* magazine (+9.1%) reaching an average monthly circulation of 161.784.

Medical showed decreased advertising revenues (-2.5%). On the contrary, Youth benefited from a remarkable increase of advertising revenues (+27.0% respectively).

IV. DIRECT COSTS

Consolidated Direct Costs increased by 1.4%. Nevertheless they decrease at underlying level by 1%. Raw materials – mainly newsprint – were down 6.3% and marketing down 12.9%. On the other hand, printing, distribution and personnel costs have increased by 26.1%, 7.0% and 6.4% respectively.

Direct costs decreased in underlying Business and Finance (-3.9%) and Health (-3.6%), while they increased in Sports (+2.6%), Women´s Interest (+4.1%) and Youth (+7.7%).

The breakdown of Direct Costs by content divisions is as follows:

Table 6: Direct Costs by content divisions

Million €	1Q2003	1Q2002	Var. %
Sports	21.05	20.51	2.6
Business and Finance	14.08	13.66	3.1
Women's interest	2.63	2.53	4.1
Medical	1.73	1.79	(3.6)
Youth	0.83	0.77	7.7
Others	1.47	1.93	(23.8)
Total Direct Costs	**41.79**	**41.19**	**1.4**

V. CENTRAL COSTS

Central costs increased by 3.5% reaching € 6.00 million as a result, mainly of higher personnel costs (+4.8%), which made 55% of the total central costs.

VI. GROSS PROFIT

Gross Profit by business areas show the following development:

Table 7: Gross Profit by business areas

Million €	1Q2003	1Q2002	Var. %
Sports	11.35	9.31	21.9
Business and Finance	0.41	(0.11)	–
Women's Interest	0.92	0.64	44.9
Medical	0.35	0.38	(7.5)
Youth	0.09	(0.05)	–
Others	0.87	0.54	61.1
Total Gross Profit	**13.99**	**10.71**	**30.6**

Note: Gross Profit= Revenues less Direct Costs. it does not include Central Costs

Gross Profit increased by 30.6%. The key developments were:

- Significant improvement in Sports´ Gross Profit due mainly to the increase in advertising revenues (which contribute 31% of the total revenues for this division) and in circulation revenues (66.5% of total revenues).
- Improvement in Business and Finance as a result of increased advertising revenues, which contribute 56% of the total revenues of this content division.
- Improvement in Gross Profit in Women's Interest (+44.9%) due to strong growth of circulation and advertising revenues.
- Deterioration in Medical, due to the decrease of revenues.
- Gross Profit in Youth improved with increasing advertising revenues.

VII. NET PROFIT

Net Profit increases, reaching € 48.32 million. It includes capital gains of € 46.89 million obtained from the sale of Recoletos 30% stake in Unidad Editorial S.A. (Unedisa).

VIII. SPORTS

This business area showed enhanced Gross Profit due to increasing advertising and circulation revenues. www.marca.es continued to build its audience, reaching 145 million page views in March.

Table 8: Results of the Sports Area

Million €	1Q2003	1Q2002	Var. %
Revenues			
Advertising	10.07	8.71	15.6
Circulation	21.53	20.81	3.4
Others	0.81	0.30	–
Total Revenues	**32.40**	**29.82**	**8.7**
Direct Costs	21.05	20.51	2.6
Gross Profit	**11.35**	**9.31**	**21.9**
Gross Profit / Revenues	**35.0%**	**31.2%**	

IX. BUSINESS AND FINANCE

Revenues in Business and Finance increased due to the integration of our activities in Argentina, Chile and Portugal. Underlying revenues continued to be hit by the advertising downturn and declining circulation.

Table 9: Results of Business and Finance Area

Million €	1Q2003	1Q2002	Var. %
Revenues			
Advertising	8.12	7.61	6.7
Circulation	4.45	4.18	6.6
Other	1.91	1.77	8.2
Total Revenues	**14.49**	**13.56**	**6.9**
Direct Costs	14.08	13.66	3.1
Gross Profit	**0.41**	**(0.11)**	**–**
Gross Profit / Revenues	**2.8%**	**(0.8%)**	

*Table 10: Results of Business and Finance Area, underlying**

Million €	1Q2003	1Q2002	Var. %
Revenues			
Advertising	6.26	6.45	(2.9)
Circulation	3.63	3.61	0.5
Others	1.69	1.64	3.1
Total Revenues	**11.59**	**11.71**	**(1.0)**
Direct Costs	9.91	10.31	(3.9)
Gross Profit	**1.67**	**1.40**	**19.9**
Gross Profit / Revenues	14.4%	11.9%	

**Excludes activities in Argentina, Chile and Portugal*

X. WOMEN´S INTEREST

Women's Interest revenues and margins increased thanks to a remarkable performance of advertising and *Telva* copy sales.

Table 11: Results of Women's Interest Area

Million €	1Q2003	1Q2002	Var. %
Revenues			
Advertising	2.53	2.20	14.9
Circulation	1.00	0.92	8.8
Others	0.03	0.05	(38.1)
Total Revenues	**3.55**	**3.16**	**12.3**
Direct Costs	2.63	2.53	4.1
Gross Profit	**0.92**	**0.64**	**44.9**
Gross Profit / Revenues	**25.9%**	**20.1%**	

XI. MEDICAL

This area has experienced an decrease in advertising revenues and profitability despite cost reduction.

Table 12: Results of Medical Area

Million €	1Q2003	1Q2002	Var. %
Revenues			
Advertising	2.07	2.12	(2.5)
Circulation	0.02	0.02	–
Other	(0.01)	0.03	–
Total Revenues	**2.08**	**2.17**	**(4.3)**
Direct Costs	1.73	1.79	(3.6)
Gross Profit	**0.35**	**0.38**	**(7.5)**
Gross Profit / Revenues	**16.9%**	**17.5%**	

XII. YOUTH

A remarkable increase in advertising revenues has caused an improvement in margins.

Table 13: Results of Youth Area

Million €	1Q2003	1Q2002	Var. %
Revenues:			
Advertising	0.91	0.72	27.0
Circulation	0.00	0.00	–
Others	0.01	0.00	36.8
Total Revenues	**0.92**	**0.72**	**27.0**
Direct Costs	0.83	0.77	7.7
Gross Profit	**0.09**	**(0.05)**	**–**
Gross Profit / Revenues	**9.7%**	**(6.5%)**	

XIII. CASH-FLOW

Table 14: Cash-flow

Millions of €	1Q2003	1Q2002	Var. %
Net Income	**48.32**	**31.28**	**54.5**
Depreciation	2.69	2.87	(6.4)
Goodwill Amortisation	0.36	2.91	(87.5)
Extraord. Goodwill Amortisation Argentina	0.00	15.00	–
Provisions with regard to fixed assets	0.05	0.48	–
Other Adjustments	(47.56)	(49.87)	–
Net Cash provided by Operating Activities	**3.87**	**2.67**	**44.9**
Change in Working Capital	2.27	13.17	–
Net Capex	77.55	120.01	–
Net Cash used in Investment Activities	**79.83**	**133.19**	**(37.7)**
Equity Financing	0.00	0.00	–
Net Debt Financing	0.00	0.00	–
Dividend Payment	0.00	0.00	–
Other changes in Shareholders' Equity	(0.17)	1.00	–
Net Cash provided by Financing Activities	**(0.17)**	**1.00**	**–**
Net Increase in Cash and Cash Equivalents	**83.52**	**136.86**	**(39.0)**

XIV. CONSOLIDATED BALANCE SHEET

Table 15: Consolidated Balance Sheet

Million €	2003 March	2002 December
Fixed Assets:	90.50	113.98
- Tangible Assets	59.35	58.08
- Intangible Assets	5.18	5.73
- Financial Investments	25.97	50.18
Goodwill on Amortisation	17.77	26.83
Accounts receivable	45.49	47.12
Stocks	4.49	5.91
Cash and Cash Equivalents*	323.64	240.04
Other Assets	3.20	2.64
Total Assets	**485.09**	**436.52**
Shareholders Equity	385.95	345.86
Minority Shareholders	1.23	1.10
Provisions	12.23	12.26
Long-term Liabilities	3.19	3.62
Short-term Liabilities	82.49	73.68
Total Debts	**485.09**	**436.52**

* It includes, at December 2002 and March 2003, 32.97 million € SIMCAV (Investment Trust) investment

XV. OTHER RELEVANT ISSUES

Recoletos agreed on March 2003 to sell to RCS Editori SpA its 30% stake in Unidad Editorial S.A. (Unedisa). The sale, valued at 80.00 million Euros including capital gains of 46.89 million Euros, was completed March 6th 2002.

XVI. IMPACT OF DEVALUATION OF ARGENTINEAN CURRENCY

At March 2003, the exchange rates used for the conversion to euros have been the following:

- Profit and Loss account items, at the average exchange rate for the first three months of the year: 3.15 Argentinean pesos/USA $.
- Balance Sheet items, at the official quarter-end (end of March) exchange rate: 2,98 Argentinean pesos / USA $.

Differences resulting from the application of this conversion method are recorded under "Differences on Currency Translation" within "Shareholder´s Equity" on the consolidated Balance Sheet.

At March 2002 the exchange rates used were:

- the average exchange rate for January-March of 2,31 pesos/USA $ for the Profit and Loss items, and
- the quarter-end rate of 2,85 pesos/USA $, for the Balance Sheet items.

XVII. OPERATIONAL FIGURES

OPERATING MAGNITUDES	1Q2003	1Q2002	%Var.
SPORTS			
Accumulated Marca copy sales	379,656	353,374	7.4
Accumulated Golf Digest copy sales	16,483	14,982	17.9
March page views of marca.com (´000)	145,174	97,039	49.6
BUSINESS AND FINANCE			
Accumulative Expansión copy sales	47,426	48,573	(2.7)
Accumulative Actualidad Económica copy sales	19,179	20,110	(4.6)
March page views of Expansióndirecto.com (´000)	18,279	18,830	(2.9)
March page views Expansiónyempleo.com (´000)	1,843	1,642	12.2
WOMEN´S INTEREST			
Accumulative. Copy sales Telva	161.784	148.248	9,1
March page views estarguapa.com (´000)	5,075	3,084	64.6
MEDICAL AND YOUTH			
March page views diario medico.com (´000)	803	1,973	(59.3)
March page views tuGueb.com (´000)	1,409	1,716	(17.9)



Press releases



16 May 2003

Nokia, International Youth Foundation, Pearson and UNDP launch Bridgeit

Global program to deliver digital education materials to schools using mobile technology

Manila - Nokia, the International Youth Foundation (IYF), Pearson and the United Nations Development Programme (UNDP) today launch Bridge*it* — a new, innovative program that uses mobile technology to bring interactive, multimedia learning materials to local classrooms around the world. The program will be tested in the Philippines in an initial countrywide pilot, beginning in June, with a view to expanding its geographic reach and range of educational content.

A fast and easy-to-use service, Bridge*it* combines existing mobile technologies to deliver these digital multimedia materials to teachers and students who otherwise would have no access to them.

Speaking today at an event attended by President Gloria Macapagal Arroyo, Nokia Executive Vice President, Veli Sundback said: "Today's launch is truly unique, not only demonstrating how advanced mobile technology can be used for educational purposes, but also how the public sector, civil society and the private sector can cooperate successfully both at the global and local level."

Globally, the combined research and development resources of Nokia, IYF, Pearson and the UNDP in the areas of technology, content, training and processes make up the Bridge*it* platform. These four organizations have together coordinated and integrated the efforts and commitment of local Philippines organizations who have similarly donated their time and services.

Known as text2teach in the Philippines, Bridge*it* was developed locally under the leadership of the Ayala Foundation and with the commitment and involvement of the Philippines Department of Education, SEAMEO Innotech, Globe Telecom, PMSI-Dream Broadcasting, and Chikka Asia.

"In this first implementation alone, Bridge*it* has the potential to improve learning opportunities for more than 13,000 elementary school children across the Philippines," said Jaime Ayala, President of the Ayala Group and an IYF Board Member, speaking as a representative of the local support team. "Bridge*it* takes advantage of familiar mobile technologies already in place, making it immediately accessible to teachers across the country. And, because each teacher has access to the same learning materials at the same time, students can explore the same state-of-the-art educational programs regardless of the location of the school or its academic-resource budget."

From June this year, fifth and sixth grade teachers in more than 40 schools from Manila to Mindanao will be able to use mobile phones supplied by Nokia to access a library of more than 80 KnowledgeBox® science videos provided by Pearson. Once selected, videos are downloaded via satellite to a Nokia digital video recorder connected to a television right in the classroom.

IYF's expertise in teacher training and overall project management, as well as the UNDP's experience in process documentation is expected to ensure the successful implementation of both the pilot and a scaled program in the Philippines, as well as future replication in other countries and regions.

About Bridge*IT*

Bridge*it* uses mobile technology to bring interactive, multimedia education programs to local classrooms around the world. Bridge*it* is an initiative of Nokia, the International Youth Foundation, Pearson, and the United Nations Development Programme.

About Nokia

Nokia is committed to having a positive impact on society that extends beyond the advanced technology, products and services the company creates. Through its community involvement programs, the company prepares young people to embrace opportunities and possibilities created by the global economy and new technological advancements. The company has been an active regional contributor to youth and education causes for many years, with Nokia employees making their own contributions as volunteers in a range of programs throughout the world. More about Nokia can be found at www.nokia.com.

About International Youth Foundation

The International Youth Foundation (IYF) is dedicated to supporting programs that improve the conditions and prospects for young people where they live, learn, work, and play. Since its founding in 1990, IYF has worked with hundreds of companies, foundations, and non-governmental organizations to scale up existing programs and build long-term strategic partnerships. Currently operating in close to 50 countries and territories, IYF and its partners have helped more than 26 million young people gain the skills, training and opportunities critical to their success. More about IYF can be found at: www.iyfnet.org.

About Pearson

Pearson is an international media company with market leading businesses in education, business information and consumer publishing. Pearson Education is the world's leading learning

company. Its textbooks, online learning tools and testing and assessment programmes help to educate more than 100 million people worldwide. The Penguin Group publishes an unrivalled range of fiction and non-fiction, bestsellers and classics, children's and reference works for audiences in over 100 countries. The Financial Times and its network of business and financial newspapers and online services informs the daily decisions of more than 4 million businesses and investors worldwide. More about Pearson can be found at www.pearson.com

About UNDP

UNDP is the UN's global development network, advocating for change and connecting countries to knowledge, experience and resources to help people build a better life. We are on the ground in 166 countries, working with them on their own solutions to global and national development challenges. As they develop local capacity, they draw on the people of UNDP and our wide range of partners. More about UNDP can be found at www.undp.org.

Further information

Nokia
Laurel Colless
laurel.colless@nokia.com
+358-40-8386430
www.nokia.com

International Youth Foundation
Karen Diakun
kdiakun@iyfnet.org
+1-410-951-2328
www.iyfnet.org

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Luke Swanson



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print version



20 May 2003

Financial Times appoints Chrystia Freeland as Deputy Editor

London - The Financial Times has appointed Chrystia Freeland as Deputy Editor in a series of senior editorial appointments announced today.

Chrystia Freeland is currently editor of the Saturday edition of the FT. She will take up her new role as Deputy Editor in July when John Ridding moves to Hong Kong to take up the new role of Editor and Publisher of the Financial Times in Asia.

Chrystia Freeland is 34, and joined the Financial Times in 1994. She held the roles of Eastern Europe correspondent, Moscow bureau chief and UK News editor, before returning to her native Canada to become deputy editor of The Globe & Mail.

She returned to the FT in October 2001 as editor of FT.com, and was responsible for the successful launch of subscription services in May 2002. Chrystia Freeland is a Rhodes Scholar, and a graduate of Harvard.

Richard Addis replaces Chrystia Freeland as Editor of the Saturday edition of the FT. He is currently Design Editor, and will retain his design brief in addition to his new role.

Following John Gapper's appointment as Chief Business Commentator and Associate editor, Andrew Hill succeeds him as Comment and Analysis editor. He will move back to London from New York, where he is currently New York bureau chief.

Andrew Gowers, Editor of the Financial Times commented;

"Chrystia Freeland is one of the most talented journalists of her generation. She has an uncanny strategic sense, combined with an incredible ability to get things done, and I'm delighted to appoint her as Deputy Editor.

Richard Addis is ideally placed to take the baton from Chrystia as editor of the Saturday edition. He was a key player in driving the changes we've made to the daily and Saturday editions and has done an outstanding job in his role as Design Editor.

I'm also very pleased that Andrew Hill is joining our group of Assistant Editors. He has huge experience of business, in the UK, Europe and the US and is the right person to take our popular comment and analysis pages forward.

John Ridding has been a first rate deputy editor, and, with his move to Hong Kong to become Editor and Publisher of the FT in Asia, we will have a truly global editorial operation to match our global ambitions. "

Notes to Editors

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- 1. The Financial Times, one of the world's leading business newspapers, which is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 20 cities across the globe, has a daily circulation of over 480,000 and a readership of more than 1.6 million people worldwide.
- FT.com, the newspaper's internet partner, combines agenda-setting editorial with relevant financial data and discussion groups, as well as a broad range of business tools including the largest search function on the internet. FT.com has more than 55 million monthly page views and over 2.7 million unique monthly visitors.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
  - FTSE International, a joint venture with the London Stock Exchange.
  - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media>
  - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
  - A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.

The FT Group is part of Pearson plc, the international media group.

Further information

Joanna Manning-Cooper
+44 (0) 207 873 4447